Exhibit 99.1

IMPORTANT NOTICE FROM ARGO BLOCKCHAIN PLC

THIS LETTER REQUIRES YOUR IMMEDIATE AND URGENT ATTENTION. IT RELATES TO A RESTRUCTURING PLAN PROPOSED BY ARGO BLOCKCHAIN PLC PURSUANT TO PART 26A OF THE COMPANIES ACT 2006 WHICH MAY AFFECT YOUR LEGAL RIGHTS AND ENTITLEMENTS AND YOU MAY THEREFORE WISH TO TAKE APPROPRIATE LEGAL AND OTHER PROFESSIONAL ADVICE ON ITS CONTENTS.

THE PROPOSED RESTRUCTURING PLAN APPLICATION WILL BE CONSIDERED BY THE HIGH COURT OF ENGLAND AND WALES AT A CONVENING HEARING WHICH IS EXPECTED TO TAKE PLACE ON 5 NOVEMBER 2025 IN LONDON, UNITED KINGDOM.

SPECIFIC DETAILS OF THE CONVENING HEARING (INCLUDING CONFIRMATION OF THE TIME) WILL BE CONFIRMED TO ALL PLAN PARTICIPANTS (AS DEFINED IN SCHEDULE 1 (DEFINITIONS AND INTERPRETATION) BELOW) BY A SEPARATE NOTICE IN ADVANCE OF THE CONVENING HEARING. PLAN PARTICIPANTS WILL ALSO BE ABLE TO ACCESS AND DOWNLOAD THE NOTICE AT THE FOLLOWING WEBSITE: HTTPS://DEALS.IS.KROLL.COM/ARGO (FURTHER DETAILS PROVIDED IN SCHEDULE 4 (PLAN WEBSITE)).

YOU ARE BEING CONTACTED AS ARGO BLOCKCHAIN PLC BELIEVES YOU ARE A PLAN PARTICIPANT AND WILL THEREFORE BE AFFECTED BY THE PROPOSED RESTRUCTURING PLAN.

PLAN PARTICIPANTS MUST RELY ON THEIR OWN EXAMINATION OF THE TERMS OF THE RESTRUCTURING PLAN, INCLUDING THE MERITS AND RISKS INVOLVED. ALL PLAN PARTICIPANTS SHOULD CONSULT THEIR OWN LEGAL, FINANCIAL AND TAX ADVISORS WITH RESPECT TO LEGAL, FINANCIAL AND TAX CONSEQUENCES OF THE RESTRUCTURING PLAN.

PRACTICE STATEMENT LETTER

From:	Argo Blockchain PLC (the “Plan Company”)

To:	The Plan Creditors and Plan Members (in each case, as defined in Schedule 1) (the “Plan Participants”)

Cc:	Kroll Issuer Services Limited (the “Information Agent”)

Date:	20 October 2025

THIS LETTER CONCERNS MATTERS WHICH MAY AFFECT YOUR LEGAL RIGHTS AND ENTITLEMENTS AND YOU MAY THEREFORE WISH TO TAKE APPROPRIATE LEGAL ADVICE ON ITS CONTENTS

Capitalised terms in this letter shall have the meaning given to them under, and general terms shall be construed in accordance with, Schedule 1 (Definitions and Interpretation) unless the context requires otherwise.

Dear Plan Participant

Proposed Restructuring Plan under Part 26A of the Companies Act 2006 between Argo Blockchain PLC (Registered number: 11097258) and the Plan Participants

1	PURPOSE OF THIS LETTER

1.1	The Plan Company is proposing a restructuring plan[1] with its Plan Participants under Part 26A of the Companies Act 2006 (the “Restructuring Plan”). A restructuring plan is a statutory procedure under English law which allows a company to agree a compromise or arrangement with its creditors and/or its members[2] (or classes of creditors and/or classes of members) binding all creditors and members of the company who are subject to the terms of the Restructuring Plan. This will include those creditors and/or members of the Plan Company who did not vote on the Restructuring Plan or who voted against it, in each case, including their successors and assignees (see paragraph 3.5 below).

1.2	You are being contacted as the Plan Company believes that you are a Plan Participant affected by and entitled to vote on the Restructuring Plan. This is because you are either: (i) a creditor in respect of the Grower Facility; or (ii) a holder of Existing Ordinary Shares in the Plan Company, or (iii) a holder of the Senior Unsecured Notes issued by it3 or a holder of the beneficial interest in the Senior Unsecured Notes and who is the owner of the ultimate economic interest in the Senior Unsecured Notes.

1	The Restructuring Plan is a legal process, supervised by the High Court of England and Wales. If the Restructuring Plan is sanctioned, then it will affect the Plan Company’s creditors’ and members’ rights.

A creditor is a person who is or may be owed money by (in this case) the Plan Company.

1.3	You may also have received this letter because you are a holder of an interest in Existing Ordinary Shares held through a broker or custodian, an ADR Holder or a holder of interests in an ADR through a broker or custodian. In such a case, you are not a Plan Participant but may be entitled to instruct your broker or custodian or the Depositary as to how you wish them to vote on the Restructuring Plan in accordance with any agreement in force between yourself and your broker, other custodian or the Depositary. Further details are set out below at 4.2 to 4.7.

1.4	In sending this Letter, the Plan Company has considered the requirements of the Practice Statement.

1.5	If you have assigned, sold or otherwise transferred your claim or interests or you intend to do so before the Record Time, you should forward a copy of this Letter to the person(s) to whom you have assigned, sold or otherwise transferred your claim or interests (or intend to) as soon as possible.

1.6	As required by the Practice Statement, the purpose of this Letter is to inform you:

1.6.1	that the Plan Company intends to formally propose the Restructuring Plan;

1.6.2	of the background, intended objectives and effects of the Restructuring Plan;

1.6.3	that the Plan Company intends to apply to the Court at the Convening Hearing (further details in section 3 below) for an order making certain directions in relation to the Restructuring Plan, including an order convening meetings of the Plan Participants for the purpose of considering and, if thought fit, approving the Restructuring Plan;

1.6.4	of the proposed composition of the meetings of Plan Participants that the Plan Company proposes to convene for the purpose of voting on the Restructuring Plan; and

1.6.5	of the grounds upon which the Court has jurisdiction to sanction the Restructuring Plan.

1.7	This Letter summarises the main terms of the Restructuring Plan and its function as part of the wider Restructuring. This Letter is not intended to create any legally binding obligations for any person (natural or legal) including (without limitation) the Plan Company, any other Group company or the Plan Participants. In particular, any terms of the Restructuring Plan and/or the Restructuring summarised in this Letter are for information purposes only and may be subject to clarification or amendment.

For the avoidance of doubt, the note trustee as the holder of the Senior Unsecured Notes will confirm that it will not exercise its right to vote at the plan meetings in order to avoid double-counting given the beneficial owners will be voting.

1.8	The Plan Company has also engaged a Retail Advocate to act as an independent advocate for the Retail Holders to allow them the opportunity to raise concerns in respect of the Restructuring Plan. You are encouraged to reach out to the Retail Advocate as soon as possible if you have any questions or concerns in respect of the Restructuring Plan. Further details of the Retail Advocate’s role and the relevant contact details are set out below in paragraphs 4.10 to 4.13.

1.9	The Retail Advocate cannot, however, give you legal advice and you are encouraged to seek your own legal advice if you have any concerns, outstanding queries or need further clarification on what is proposed.

1.10	This Letter has been sent to the Plan Participants by:

1.10.1	e-mailing it to Plan Participants, where the Plan Company is aware of an email address applicable to such Plan Participant;

1.10.2	sending a letter to the last known address of each Plan Participant (if known) directing them to the Plan Website;

1.10.3	publishing it via DTC’s Legal Notice System for the benefit of all Noteholders and ADR Holders;

1.10.4	publishing it on the Plan Company’s website;

1.10.5	publishing a letter on a Clearing System that sets out the key Restructuring Plan milestones and an explanation of how Plan Participants can access the Plan Website, for the benefit of all Shareholders;

1.10.6	publishing it on the Plan Website. Plan Participants may view and download documents relating to the Restructuring Plan from the Plan Website. If any Plan Participants have difficulty accessing the Plan Website or have any questions regarding access to the Plan Website, please contact the Information Agent using the details set out in paragraph 18.1 below; and

1.10.7	upon request to the Information Agent (or the Retail Advocate who will pass on such request), arranging for a hard copy of this Letter to be delivered to the Plan Participant that requested it, free of charge and to the address as provided by such Plan Participant.

1.11	The Plan Company is making arrangements to advertise the availability of this Letter in the Wall Street Journal and the Financial Times with the necessary details to access the Plan Website and this Letter.

1.12	If the Plan Company (after searching its internal records) does not have contact details for a particular Noteholder, a letter setting out the key Restructuring Plan milestones and an explanation of how to access the Plan Website will, in any event, be provided to the relevant nominee company or (asset/investment manager as applicable) through DTC’s Legal Notice System for onward distribution and will also be sent by first class post.

1.13	An equivalent letter setting out the key Restructuring Plan milestones and details of the Plan Website has also been provided to the relevant nominee company for the benefit of those who hold shares in the Plan Company via a nominee.

2	SUMMARY OF PROCESS

2.1	The Plan Company announced its intention to implement a restructuring plan by announcement on the Regulatory News Service on 30 June 2025. It announced updates on this process with subsequent RNS announcements on 22 August 2025 and 10 September 2025.

2.2	At this time, the Plan Company is informing you that it intends to go ahead with the Restructuring Plan, but this is only the first stage. Restructuring plans (including this Restructuring Plan) are governed by the Companies Act, and that process allows creditors and members to make their views known.

2.3	The restructuring plan process is explained briefly below. This paragraph 2.3 explains what Plan Participants can do at this stage of the process.

Restructuring Plan timeline overview

STAGE	STEP	DATE
Stage one	Convening Hearing	5 November 2025
Stage two	Plan Meetings	28 November 2025
Stage three	Sanction Hearing	8 December 2025

(These times are subject to the Court's approval and may change).

Stage One – Convening Hearing

2.4	The Plan Company asks the Court for permission to invite Plan Participants to vote for or against the Restructuring Plan. This request will be made at a Court hearing (known as the Convening Hearing), before a High Court Judge. In particular, the Plan Company will invite the Court to give permission to the Plan Company to convene three meetings (i.e. the Plan Meetings) namely:

2.4.1	a meeting of the Shareholders;

2.4.2	a meeting of the Noteholders[4]; and

2.4.3	a meeting of the Secured Lender.

As noted above, Noteholders includes the holder of the Senior Unsecured Notes, namely the note trustee. However, the note trustee will confirm that it will not exercise its right to vote at the plan meetings in order to avoid double-counting given the beneficial owners will be voting.

2.5	At the Convening Hearing, the High Court Judge will not be deciding whether the Restructuring Plan is fair or whether it should be sanctioned. Instead, the High Court Judge will primarily consider whether each class of Plan Participant has been properly constituted for the purposes of voting on the plan. In doing so, the High Court Judge will consider whether the rights of any creditors and/or members, or groups of creditors and/or members, are so different from one another that it would be impossible for them to consult together as to the merits of the Restructuring Plan and vote as one class.

2.6	The Plan Company has considered the rights of the Plan Creditors and Plan Members and their respective treatment under the proposed Restructuring Plan. Accordingly, the Plan Company considers that the three classes of Plan Participant are appropriate in these circumstances. The reasons for this are explained in paragraph 13.

2.7	The High Court Judge will also consider if there is a jurisdictional or other major issue – a 'roadblock'– that would prevent the Restructuring Plan from being sanctioned at the Sanction Hearing. The Plan Company considers that there are no jurisdictional issues nor any major issues that give rise to any such ‘roadblock’ in the Restructuring Plan.

2.8	You can attend the Convening Hearing, which will be held in open court in public; however, you do not need to attend unless you want to.

2.9	We provide more information about the convening hearing below. The Convening Hearing is currently scheduled for 5 November 2025 in the Business and Property Courts of the High Court of Justice, 7 Rolls Building, Fetter Lane, London EC4A 1NL.

2.10	The Plan Company has also engaged the Retail Advocate to act as an independent advocate for the Retail Holders to allow them the opportunity to raise concerns in respect of the Restructuring Plan. You are encouraged to reach out to the Retail Advocate as soon as possible if you have any questions or concerns in respect of the Restructuring Plan. Further details of the Retail Advocate’s role and the relevant contact details are set out below in paragraphs 4.10 to 4.13.

Stage Two – Plan Meetings

2.11	Subject to Court approval, following the Convening Hearing, the Plan Company will send Plan Participants detailed information explaining the Restructuring Plan and the effects it will have on their legal rights. This detailed information will be described in a document called the “Explanatory Statement”.

2.12	Assuming that the Court orders that the Plan Meetings should be convened, Plan Meeting Notices will be sent to all Plan Participants setting out the date, time and other administrative matters relating to the Plan Meetings.

2.13	The Plan Company will invite all Plan Participants to vote on the Restructuring Plan at their relevant Plan Meeting. Plan Participants may attend the relevant Plan Meetings online although you do not have to join this meeting if you have already voted by way of proxy. It is currently expected that the Plan Meetings will take place on 28 November 2025 although that will be a decision for the High Court Judge at the Convening Hearing.

How will claims be valued for the purposes of voting?

2.14	The nominal amount of each Plan Participant’s Plan Claim for voting purposes will be determined by the chairperson of the Plan Meetings (in their discretion) as at the Record Time. A summary of how Plan Claims are calculated is set out in the table below. Further detail will be provided in the Explanatory Statement.

Plan Participant	Plan Claim voting calculation
Shareholders	In a poll vote at the Plan Meeting of the Shareholders, with each Existing Ordinary Share counting as one vote. The holders of each ADR, which in turn represents 10 Existing Ordinary Shares held by the Depositary as depositary and custodian, may instruct the Depositary how to vote such underlying Existing Ordinary Shares (further details are provided in paragraph 4.2 to 4.7 below).
Noteholders	The aggregate principal and accrued but unpaid interest owed to the Noteholders in respect of the Senior Unsecured Notes as at the Record Time.
Secured Lender	The anticipated total outstanding amount (including principal, accrued interest and other amounts) as at the Record Time, as calculated by the Plan Company.

Stage Three – Sanction Hearing

2.15	Following the Plan Meetings, there will be a second Court hearing at which the Plan Company will ask the Court to sanction[5] the Restructuring Plan. The Court will consider (amongst other issues) whether: (i) the Plan Company complied with the relevant procedural requirements; (ii) the Plan Participants’ votes happened properly; (iii) the Restructuring Plan received the required level of support from Plan Participants; (iv) any Plan Participants will not be any worse off under the Restructuring Plan than they would be under the Relevant Alternative; and (v) the Restructuring Plan is fair such that it should exercise its discretion to sanction it.

5	In this context, sanction means that the Court confirms that the Restructuring Plan can go ahead and makes an order which gives the Restructuring Plan legal effect once the Plan Company files it at Companies House.

2.16	If the Court decides to sanction the Restructuring Plan, then the Restructuring Plan will take effect shortly afterwards following delivery of the Sanction Order by the Plan Company to Companies House.

2.17	You can attend the Sanction Hearing, which will be held in open court in public. Again, you do not need to attend unless you want to. As matters stand, and subject to any order of the Court at the Convening Hearing, the Sanction Hearing is due to take place on 8 December 2025.

2.18	As mentioned above, you are encouraged to reach out to the Retail Advocate as soon as possible if you have any questions or concerns in respect of the Restructuring Plan. Further details of the Retail Advocate’s role and the relevant contact details are set out below in paragraphs 4.10 to 4.13.

What do you need to do now?

2.19	You do not have to do anything at this stage if you do not wish to; however, we encourage you to think about the information provided in this Letter.

2.20	As explained below, if you are a Retail Holder, the Retail Advocate will act as an independent party to ensure that you are adequately informed of your rights and how such rights are affected by the Restructuring Plan. He cannot, however, give you legal advice and you are encouraged to seek your own legal advice if you have any concerns, outstanding queries or need further clarification on what is proposed.

2.21	If you disagree with the proposal, please contact the Retail Advocate and explain why that is. The Retail Advocate will endeavour to answer any questions or concerns that you have.

2.22	If you:

2.22.1	have an objection to the Restructuring Plan;

2.22.2	disagree with the composition of each class of Plan Participant; or

2.22.3	would like to attend the Convening Hearing and/or the Sanction Hearing,

please let the Retail Advocate know (using the contact details in paragraph 4.13 below) so that we can ensure you are kept informed of where and at what time the hearing will take place.

2.23	Each Plan Participant has the right to attend and make representations in person or through counsel at the Convening Hearing, although no Plan Participant is obliged to do so. At the Convening Hearing, the Plan Company will also draw to the Court’s attention any relevant issue(s) raised by Plan Participants in response to this Letter or regarding the Restructuring Plan generally.

2.24	If you are concerned about this information, you may wish to get independent legal advice.

3	WHAT IS A RESTRUCTURING PLAN?

3.1	A restructuring plan is a statutory procedure under Part 26A of the Companies Act which allows a company to propose a compromise or arrangement with its creditors and/or members (or classes of them), and for the terms of that compromise or arrangement to bind any non-consenting or opposing creditors and/or members (or classes of them).

3.2	A restructuring plan may be proposed by a company that has encountered, or is likely to encounter, financial difficulties that are affecting or will or may affect, its ability to carry on business as a going concern. The financial difficulties facing the Plan Company are described in detail at paragraph 6 of this Letter. A restructuring plan should have the purpose of eliminating, reducing or preventing, or mitigating the effect of any of the financial difficulties faced by the proposing company.

3.3	If the Court is satisfied at the convening hearing that the proposed restructuring plan has a prospect of being approved by the creditors (or members), and that the proposed class or classes of creditors and/or members for voting purposes have been correctly constituted, the Court will order the plan meeting or meetings for the relevant classes of creditors to be convened.

3.4	For a restructuring plan to become effective:

3.4.1	either:

(a)	it must be approved by a number representing at least 75% in value of each class of creditor and/or member present and voting (either in person or by proxy) at each plan meeting ordered to be summoned by the Court, and subsequently sanctioned by the Court; or

(b)	if the restructuring plan is not approved by a number representing at least 75% in value of each class of creditors and/or members present and voting (either in person or by proxy) at any plan meeting (the creditors and/or members not approving the restructuring plan being a dissenting class), the Court may still sanction the restructuring plan if:

(i)	the Court is satisfied that, if it were to sanction the restructuring plan, none of the members of such dissenting class would be any worse off than they would be in the event of the relevant alternative to the restructuring plan[6]; and

(ii)	the restructuring plan has been approved by a number representing at least 75% in value of a class of creditors or (as the case may be) members present and voting (either in person or by proxy) at a plan meeting who would receive a payment or have a genuine economic interest in the plan company in the event of the relevant alternative to the restructuring plan; and

6	The relevant alternative in these circumstances is the most likely scenario to occur if the restructuring plan was not sanctioned by the Court.

3.4.2	it must be sanctioned by the Court at a subsequent sanction hearing and an official copy of the order sanctioning the restructuring plan must be delivered to the Registrar of Companies for registration.

3.5	If a restructuring plan becomes effective, it will bind the plan company and all classes of creditors and/or members according to its terms, including those creditors and/or members who did not vote on the restructuring plan or who voted against it, in each case, including their successors and assignees.

3.6	A restructuring plan cannot be sanctioned by the Court unless the Court is satisfied, among other things, that the restructuring plan is fair and reasonable and that the classes of creditors voting in respect of the restructuring plan have been properly constituted.

4	THE PLAN PARTICIPANTS

4.1	The Plan Participants comprise the following creditors and/or members of the Plan Company:

4.1.1	the Shareholders;

4.1.2	the Noteholders; and

4.1.3	the Secured Lender.

Shareholders

4.2	The Shareholders compromise registered shareholders, who hold Existing Ordinary Shares traded on the London Stock Exchange, including the Depositary, which holds as depositary of the Existing Ordinary Shares deposited with it on behalf of the ADR Holders.

4.3	In relation to the Shareholders, you will be a Plan Participant for the purposes of this Letter and the Restructuring Plan if, at the Record Time you are the holder of a legal interest in the Existing Ordinary Shares of the Plan Company traded on the London Stock Exchange and registered as a member in the register of members of the Plan Company, such Existing Ordinary Shares being held directly or through an account- holder, broker or other intermediary such as a Clearing System.

4.4	For the avoidance of doubt, although only the registered holders of Existing Ordinary Shares are entitled to cast a vote on the Restructuring Plan at the Plan Meetings, if you hold Existing Ordinary Shares through a broker or custodian, your broker or custodian is likely to cast their vote in accordance with your wishes in accordance with any agreement in place between yourself and them. Your broker or custodian is likely to contact you with directions as to how to make your voting instructions known.

4.5	Similarly, if you are an ADR Holder, the Depositary as depositary of the Existing Ordinary Shares deposited with it on behalf of the ADR Holders is likely to cast their vote in accordance with the terms of the deposit agreement entered into between all registered holders of the ADRs and them, and is likely to contact you with directions as to how to make your instructions known. If you hold ADRs through a broker or custodian, your broker or custodian is likely to contact you with directions as to how to make your voting instructions known and will communicate those instructions to the Depositary.

4.6	To facilitate the Depositary, nominees or custodians of shares casting their vote in accordance with the wishes of their underlying beneficiaries, the Plan Company will seek a direction at the Convening Hearing permitting them to ‘split’ their vote in order to reflect any underlying split in instructions provided by the underlying beneficiaries.

4.7	Please note, however, that the Plan Company cannot guarantee that the Depositary and other brokers or custodians who hold shares in the Plan Company will cast their votes in accordance with the wishes of their beneficiaries. That is ultimately a matter governed by any agreements in place between the relevant broker or custodian on the one hand, and their beneficiaries on the other hand. If you have any questions or concerns, the Plan Company recommends that you discuss with the Depositary, broker, custodian or any other third-party (as applicable) or seek independent legal advice as to how your vote will be cast in accordance with the terms of any such agreements.

Noteholders

4.8	In relation to the Noteholders, you will be a Plan Participant for the purposes of this Letter and the Restructuring Plan if, at the Record Time:

4.8.1	you are a creditor of the Plan Company as a bond trustee of the Senior Unsecured Notes; or

4.8.2	you are a holder of the Senior Unsecured Notes held directly or through an account-holder, broker or other intermediary such as a Clearing System. As such you are the beneficial owner of the Senior Unsecured Notes who is the owner of the ultimate economic interest in the Senior Unsecured Notes and is a contingent creditor of the Plan Company in respect of the Senior Unsecured Notes.

Secured Lender

4.9	The Secured Lender is a Plan Participant for the purposes of this Letter and the Restructuring Plan by virtue of being a creditor in respect of the secured Growler Facility.

Understanding your rights

Retail Advocate

4.10	The Plan Company has appointed Jon Yorke to act as an independent representative (the “Retail Advocate") of the Noteholders and the Shareholders (or the ADR Holders, and those persons who hold the underlying interests in the ADRs, Existing Ordinary Shares, or Senior Unsecured Notes) who are not professional or institutional investors (the “Retail Holders”). Mr Yorke is an experienced English qualified restructuring and insolvency lawyer who has acted as the “Retail Advocate” in a number of other restructurings involving the use of a restructuring plan. The Retail Advocate’s profile and CV are appended to this Letter at Schedule 5.

4.11	It is proposed that the Retail Advocate act as an intermediary between the Retail Holders and the Plan Company to allow them the opportunity to raise concerns in respect of the Restructuring Plan. The Retail Advocate will act as an independent party to ensure that Retail Holders are each adequately informed of their respective rights and how such rights are affected by the Restructuring Plan. The Retail Advocate is not providing legal advice and is to act for the Retail Holders if they have any concerns, outstanding queries or need further clarification on what is proposed.

4.12	In summary, the Retail Advocate will:

Stage 1: prior to the Convening Hearing

4.12.1	apply a critical eye to whether the Restructuring Plan gives Retail Holders a fair allocation of the value to be preserved or generated by the restructuring including identifying any significant areas of concern, arising from his own review of the Restructuring Plan or based on communications sent through from the Retail Holders. In doing so the Retail Advocate shall be free to engage with the Plan Company or the Senior Lender in respect of such allocation and engage in such negotiations as he feels appropriate in the interests of the Retail Holders and report to the Court on his overall position in light of the work carried out;

4.12.2	review correspondence received by him or the Plan Company from Retail Holders;

4.12.3	seek to engage with Retail Holders to provide an opportunity for them to raise any questions or objections and for such questions or objections to be raised with the Plan Company;

4.12.4	for the purpose of the Convening Hearing, prepare a report for the benefit of the Court to summarise the initial comments, objections and challenges of the Retail Holders insofar as they relate to class composition or, if such initial comments, objections and/or challenges are received, on the fairness of the Restructuring Plan (if appropriate);

4.12.5	attend the Convening Hearing to answer any questions the Court might have in relation to the report or the role of the Retail Advocate;

Stage 2: following the Convening Hearing

4.12.6	continue the engagement described in paragraphs 4.12.1 and 4.12.3 above;

4.12.7	attend the Plan Meetings;

4.12.8	review the information provided to Plan Participants and any other relevant documentation in relation to the Restructuring Plan;

4.12.9	ahead of the Sanction Hearing, prepare a final report for the benefit of the Court addressing all matters that may be of relevance to the Sanction Hearing; and

4.12.10	attend the Sanction Hearing to explain his role and the conclusions of his final report.

4.13	If a Retail Holder has any questions or objections to this Letter or the Restructuring Plan that they wish to raise with the Retail Advocate, please do so using the contact details below:

Jon Yorke, Retail Advocate

Email: jy@abadvocate.co.uk

What is the effect of the Restructuring Plan on the Plan Participants?

4.14	Plan Participants can find details of how the Restructuring Plan is proposed to affect their Claims against the Plan Company in paragraph 7 (Liabilities to be Compromised under the Restructuring Plan) below.

4.15	The Restructuring Plan will alter the rights of Plan Participants. Only Plan Participants will be entitled to vote at the Plan Meetings.

4.16	If the Restructuring Plan is sanctioned by the Court and the Sanction Order is duly delivered to Companies House, all Plan Participants (including those who vote against the Restructuring Plan and those who do not vote at all) and the Plan Company will be bound by its terms.

5	BACKGROUND TO THE PLAN COMPANY AND THE GROUP

The Plan Company

5.1	The Plan Company was originally incorporated as GoSun Blockchain Limited on 5 December 2017 as a private limited company incorporated in England and Wales with company registration number 11097258. On 21 December 2017, GoSun Blockchain Limited changed its name to Argo Blockchain Limited and re-registered as a public limited company. The Plan Company’s registered office is Eastcastle House, 27-28 Eastcastle Street, London, United Kingdom, W1W 8DH.

5.2	The Plan Company is the parent holding company of its two wholly owned subsidiaries:

5.2.1	Argo Innovation; and

5.2.2	Argo Holdings.

5.3	The Plan Company’s shares are admitted to trading on the London Stock Exchange (ticker: ARB) being admitted on 3 August 2018 with an initial placing of approximately £25,000,000. The Plan Company’s ADSs are also listed on the NASDAQ Stock Market (ticker: ARBK) being admitted on 27 September 2021 with an initial placing of approximately US$127,875,000.

5.4	The Plan Company is a resident of the United Kingdom for tax purposes and has its centre of main interests in the United Kingdom.

The Group

5.5	Argo Innovation is the immediate parent company of 9377-2556 Quebec Inc., being a company incorporated and registered in Quebec, Canada on 20 April 2018.

5.6	Argo Holdings is the immediate parent company of Argo Operating US LLC, being a Delaware company incorporated on 22 November 2022.

5.7	Together, the Plan Company, Argo Innovation, Argo Holdings, Argo Quebec and Argo Operating US comprise the “Group”. The Existing Group Structure Chart is set out at Schedule 2 to this Letter.

5.8	The Critical Unsecured Creditors and any other creditors of the Group who are not Plan Participants, are expressly excluded from, and will be entirely unaffected by, the Restructuring Plan for all purposes (including, for the avoidance of doubt, for all creditors’ meetings and for voting purposes) on the basis that they are critical to the Group and therefore not being compromised or impaired by the Restructuring Plan.

Business of the Plan Company

5.9	The Plan Company is an English cryptocurrency mining and blockchain infrastructure company. The Group operates through Argo Quebec and Argo Operating US, each of which are indirectly wholly owned by the Plan Company.

5.10	The Group operates its business as a large-scale blockchain technology business focused on the mining of Bitcoin and other cryptocurrency assets using purpose-built computers (or mining machines) to solve complex cryptographic algorithms in the blockchain network. In exchange for verifying or solving such algorithms, the Group receives rewards and fees denominated in the native cryptocurrency token of that specific blockchain network. Put simply, the Group provides computing power to the blockchain network in exchange for cryptocurrency assets (or tokens), but on a significant scale.

5.11	The business strategy has always been and continues to be to acquire and deploy the most advanced mining technology in the most cost-efficient way. As of the date of this Letter, the Plan Company has a fleet of 16,962 machines that mine Bitcoin and other cryptocurrencies and which generate more than 1,600 petahash per second. Petahash per second is the metric used to measure Bitcoin mining performance and computational power. As of 1 October 2025, the Group is able to generate approximately 1,000 petahash per second.

5.12	The Group’s Canadian operations are based in its self-owned mining facility in Baie- Comeau. The Baie-Comeau facility provides approximately 40,000 sq. ft and 15 megawatts of power which is sufficient to host approximately 3,200 of the Group’s mining machines, being approximately 20% of its mining capabilities. The Group’s US operations are primarily focused on third-party agreements to host approximately 9,300 mining machines at a facility in Tennessee and a further 3,500 machines at a facility in Washington State.

5.13	Since inception, the Group has mined approximately 4,778 Bitcoin for its own account which it has sold during the ordinary course of its business. However, mining output has significantly contracted over time. In FY 2022, the Group averaged a mining output of approximately 5.9 Bitcoin per day, which reduced to approximately 4.8 Bitcoin per day in FY 2023 and to 2.1 Bitcoin per day in FY 2024. This output reduction is primarily as a result of its existing mining assets losing efficiency over time as well as the sale of approximately 8,000 mining machines to improve the Group’s liquidity as well as the depreciation of its existing mining assets.

5.14	The Group’s current mining machines are now more than four years old and are coming to the end of their useful economic life. The Group’s Bitcoin mining machines have a typical lifespan of approximately five years before they experience a material detriment to mining efficiency and an increase in the frequency of breakdowns. The Plan Company expects its current fleet to be economically and operationally unviable at some point between Q1 2026 and Q2 2026 and will thereafter require significant capital expenditure to replace its operational mining machines. The Group cannot fund such capital expenditure without the Restructuring Plan.

5.15	Currently the Group is able to mine approximately 0.413 Bitcoin per day which, as at 13 October 2025, equates to an equivalent value of approximately US$47,262.23 of revenue per day before costs and expenses. Without the Restructuring Plan, this revenue, together with the other liquid financial assets such as the Plan Company’s existing available cash, are insufficient to cover the Group’s operating expenses and other direct and indirect central costs associated with its business.

Debt Obligations of the Plan Company

The Growler Facility

5.16	The current sole source of third-party funding for the Group is the Growler Facility which comprises a secured US$7,500,000 term loan, governed by the laws of the State of New York. The purpose of the Growler Facility is to bridge the Group’s immediate funding gap and allow the Plan Company to undertake a formal restructuring process by way of the Restructuring Plan.

5.17	An initial drawdown of approximately US$3,260,000 was made around 9 September 2025, and as at the date of this Letter, approximately $5,380,655 has been drawn in aggregate, with subsequent draws conditioned on customary closing conditions, including that the Restructuring Support Agreement remains in full force and effect and has not been terminated by either party.

5.18	The Growler Facility was entered into in connection with the Restructuring Support Agreement. The terms of the Restructuring Support Agreement included a commitment from Growler to support a restructuring of the Group, materially in accordance with the terms set out in this Letter and to provide funding in accordance with the Growler Facility. Having conducted extensive investigation into alternatives with its financial advisers, the Plan Company considered it in the interest of all stakeholders to enter into the Restructuring Support Agreement and the Growler Facility

5.19	A summary of the key terms of the Growler Facility is set out below.

Quantum	US$7,500,000

Availability Period	The date commencing on 9 September 2025 and ending on the earlier to occur of (a) the date of entry of the Sanction Order and (b) the maturity date

Conditions to drawing	The Plan Company is entitled to an initial draw of US$1,000,000 with each subsequent draw being made pursuant to a borrowing request in accordance with an agreed budget. As a condition precedent to any such subsequent draw, the Plan Company is required to be in full compliance with all covenants, representations, warranties and other terms and conditions, with no event of default having occurred or continuing.

Permitted use	solely in relation to: (i) working capital needs and general corporate purposes; and (ii) professional fees and expenses in connection with the Growler Facility and the Restructuring Plan.

Maturity	On the earlier to occur of: (i) 90 days after the “Initiation Date” (as defined in the Restructuring Support Agreement); (ii) the “Effective Date” (as defined in the Restructuring Support Agreement); (iii) the date which is 364 days after 9 September 2025; and (iv) the date on which Growler terminates its Commitment (as defined in the US Loan and Security Agreement) (if before the end of the Availability Period) or the Obligations under the Growler Facility are accelerated (or deemed accelerated).

Interest rate	SOFR + 6.00% per annum, payable in kind and in arrears, subject to (i) a minimum rate of not lower than 10% per annum; and (ii) an additional 2.00% per annum default rate (if applicable).

5.20	The Growler Facility is secured by way of:

5.20.1	an English law debenture dated 9 September 2025 between the Plan Company (as chargor) and Growler (as lender), under which the Plan Company granted fixed and floating security over its assets in favour of Growler (the “English Debenture”);

5.20.2	a New York law governed loan and security agreement dated 9 September 2025 between the Plan Company (as borrower), the Guarantor Subsidiaries and Growler (as lender) under which Growler agreed to make available the Growler Facility (the “US Loan and Security Agreement”); and

5.20.3	a pledge agreement dated 9 September 2025 between the Plan Company (as borrower), Argo Holdings, Argo Operating US and Argo Innovation (as pledgors) and Growler (as lender) under which the Plan Company and its direct and indirect subsidiaries granted Growler a first-priority security interest over all of their respective equity interests in the Plan Company and the Guarantor Subsidiaries, together with related rights and proceeds, as continuing security for the obligations under the US Loan and Security Agreement. The pledge was entered into concurrently with the US Loan and Security Agreement and remains in effect for so long as any amounts are outstanding under that facility (the “Share Pledge”);

5.20.4	a Canadian general security agreement dated 9 September 2025 between Argo Innovation and Argo Quebec in favour of Growler, under which Argo Innovation and Argo Quebec granted a security interest in their assets to Growler (the “Canadian Security Agreement”); and

5.20.5	a Canadian Deed of Movable Hypothec dated 25 August 2025 among Growler, Argo Quebec, and Argo Innovation, under which Argo Quebec and Argo Innovation hypothecated all of their present and future movable property (the “Canadian Movable Hypothec”).

5.21	As at the date of this Letter, the Growler Facility is partially utilised and accordingly, the current aggregate liability owing to Growler under the Growler Facility as at the date of this Letter, including unpaid interest and fees is approximately US$5,541,897.

5.22	The Plan Company is permitted to use the Growler Facility solely for (i) the Plan Company’s working capital needs and other general corporate purposes and to fund operations of its direct and indirect subsidiaries; and (ii) costs, fees and expenses in relation to the Restructuring Plan and in connection with the Growler Facility.

5.23	The Plan Company currently has available cash of US$866,024 (as of 20 October 2025), funded partially from the sale of mined Bitcoin assets and from drawing on the Growler Facility, which imposes an obligation on the Plan Company to maintain a US$600,000 minimum cash floor at all material times. Other than the Growler Facility, the only material source of income for the Group is from the sale of Bitcoin. The Group mines around 1.5 bitcoin per month which it sells to meet expenses. The realisable value of such Bitcoin will vary dependent on market prices. Other than that, there are currently no viable sources of funding available to the Plan Company (or the Group) and there is no ability for the Group to raise finance from other parties given its distressed financial position and the absence of unencumbered assets.

5.24	Further, the existence of the Growler Security and other structurally senior liabilities owed by Argo Operating US and Argo Innovation, provide additional complexities in securing other funding. Any new financier will likely require a first ranking security package in respect of any new money facility. The English Debenture and the US Loan and Security Agreement contain a negative pledge which prevents the Plan Company from creating or permitting security interests without Growler’s prior consent. Accordingly, the Plan Company is not free to grant additional security for funding facilities without Growler’s consent pursuant to the negative pledge and there are no material unencumbered assets in the Group. The Plan Company considers that no third-party financier would be available to meet the funding needs of the Group.

5.25	Given the lack of availability of any further funding (in the absence of a Restructuring Plan) to address the funding shortfalls and the Group’s anticipated inability to raise finance from third-party financiers, the Board has concluded that the Group will need to implement the Restructuring Plan in order to compromise certain of its unsustainable financial liabilities. The Board has concluded that the Restructuring Plan is the most appropriate process to utilise in order to implement the restructuring and will preserve the most value for the Plan Company’s (and the Group’s) stakeholders.

5.26	Growler has confirmed that it is willing to provide new financial support by way of the Growler Exit Capital to facilitate the implementation of the Restructuring Plan, subject to the Restructuring Plan becoming effective. Accordingly, unless the Plan Company implements a restructuring of its balance sheet, the Plan Company will be unable to obtain the funding it needs and will be insolvent on both a cash flow basis and a balance sheet basis.

5.27	Growler has also confirmed that, conditional upon and pursuant to the terms of the Restructuring Plan being implemented, it is willing to transfer to the Plan Company 100% of the common stock of Growler USCo, a wholly owned subsidiary of Growler that will own significant Bitcoin mining assets that are complementary to the Plan Company and Group, in exchange for New Ordinary Shares (which will be held by Growler through ADSs). On that basis, if the Restructuring Plan is sanctioned, the Plan Company and the Group will have the opportunity to continue to trade as a going concern with increased Bitcoin mining capabilities and therefore the ability to create additional value for the Plan Company and its stakeholders (including the Plan Participants).

The Senior Unsecured Notes

5.28	On 17 November 2021, the Plan Company issued the Senior Unsecured Notes. The Senior Unsecured Notes are governed by a New York governed indenture dated 17 November 2021 (the “Note Indenture”).

5.29	The Senior Unsecured Notes mature on 30 November 2026 with interest payable quarterly in arrears on 31 January, 30 April, 31 July and 31 October each year. The Plan Company was unable to pay the quarterly interest payment due on 31 July 2025 in the amount of approximately US$850,000 and, due to its severe liquidity issues, does not expect to make the equivalent payment on 31 October 2025. As at the date of this Letter, following the non-payment of the 31 July 2025 interest payment, the Noteholders have not taken any action as a result of such non-payment, but are entitled to do so.

5.30	Material amendments to the terms of the Senior Unsecured Notes require, pursuant to the terms of the Note Indenture, the approval of the requisite majority of all Noteholders to be affected by such material amendment. Given the wide dispersion of the Senior Unsecured Notes among a largely retail and institutional investor base traded through the NASDAQ Stock Market and the DTC system, achieving such a consent threshold is not practicable.

5.31	Under the terms of the Note Indenture, it is hypothetically possible that the Plan Company can make an exchange offer to implement the commercial terms of the Restructuring on a consensual basis with the Noteholders. However, because of the requirement to reach a majority acceptance threshold by the Noteholders, the Plan Company has elected not to do so on the basis that the Plan Company considers a consensual approval impossible to achieve and that the costs of such exercise would be wasted.

Excluded debt obligations

5.32	For the reasons outlined in paragraph 8 of this Letter, the Desjardins Facility and the facility with BMO are excluded from Restructuring Plan.

6	THE GROUP’S FINANCIAL DIFFICULTIES

Recent cashflow deterioration

6.1	Although Bitcoin prices have strengthened in 2025, the Group continues to experience the residual impact of the prior two-year downturn in digital asset markets, during which it incurred substantial losses and liquidity constraints. The higher network difficulty and elevated power costs at the Baie-Comeau facility, together with ongoing potential Canadian and UK tax assessments and no access to material external capital, have continued to weigh on the Group’s financial position.

6.2	In addition, the Group remains burdened by the Senior Unsecured Notes, which carry significant interest obligations and for which the Group has no viable means of repayment at maturity absent a comprehensive recapitalisation. These factors, taken together, have constrained the Plan Company and the Group’s ability to restore sustainable liquidity and have rendered its existing capital structure unsustainable without the proposed Restructuring Plan.

6.3	The Group’s decline in financial performance since the filings of its 2024 accounts, in part, reflects the wind-down of its operations at the Helios facility. The Helios facility was a former operational facility of the Group where it operated its mining units. In January 2025, the Plan Company’s mining units were non-operational at its Helios Facility as a result of the end of its mining lease and 24,000 units were then refurbished. Following refurbishment of these units, approximately 14,000 mining units were redeployed in March 2025 across the Group’s other hosted sites, including the Group’s Baie-Comeau facility. The remaining approximately 10,000 mining units were sold to fund the Group’s ongoing operating expenditure needs. The Helios facility thereafter ceased to be operational and the Group no longer operates from this location.

6.4	As a result of the closure of Helios and sale of certain of the mining units, the Group was only able to mine 65 Bitcoin in in the first half of 2025, down from 442 Bitcoin in the equivalent period in 2024. This reduction caused revenue to fall to US$6.3 million, a reduction from US$29.3 million in the equivalent 2024 period. This deterioration was compounded by the “Bitcoin halving” which took place in April 2024, an algorithmic recalibration of the rewards earned for mining bitcoin, which cut the block reward in half and materially reduced mining revenue per unit of hash rate.

6.5	In addition, mining margin - which is calculated as revenue, less direct mining expenses (including energy, hosting fees, and profit-share) - declined to US$1.2 million (being an 18% margin) in 2025, from US$11.5 million (being a 39% margin) in the previous year. This lower output, higher per-unit energy cost and the post-halving reduction in network rewards during the transition period have significantly deteriorated the Group’s revenue capabilities.

6.6	The Group’s continued deterioration in trading performance has been principally driven by:

6.6.1	the debt and interest burden under the Senior Unsecured Notes, which the Group is currently unable to repay at maturity and which prevents further investment and growth within the Group; and

6.6.2	prolonged volatility in digital asset markets and higher network difficulty, which have limited mining margins despite stronger Bitcoin prices.

Inadequate Liquidity

6.7	As at the date of this Letter, the Group’s liquidity position remains critically constrained. The Group’s available cash was limited to approximately US$753,000 as at 7 September 2025 prior to entry into the Growler Facility. The Group has continued to incur operating losses since September 2025.

6.8	The principal liabilities that the Group is unable to meet in the ordinary course, absent the Restructuring Plan, include:

6.8.1	the Senior Unsecured Notes, for which the Group has no viable means of repayment at maturity and is no longer servicing the quarterly interest payments;

6.8.2	trade and operational creditors of the Group of approximately US$3 million, which are being managed on extended terms;

6.8.3	accrued Group-wide professional fee obligations related to the restructuring and audit process; and

6.8.4	contingent Canadian tax reassessments which total approximately CA$33.8 million owing to the Canadian Revenue Agency and CA$12 million owing to Revenu Québec. These contingent tax liabilities are fully disputed (see below) and not currently payable, but contribute to the Group’s overall balance sheet stress.

6.9	Even after drawing US$5,380,655 million under the Growler Facility (as at the date of this Letter), the Group’s available liquidity is insufficient to fund operations and meet these obligations without the proposed Restructuring Plan.

6.10	As a result, the Plan Company (and the other members of the Group) are solely reliant on the Growler Facility to fund the liquidity shortfall (further details regarding the Growler Facility can be found below at paragraph 5.19).

Tax Liabilities

Canadian Tax Liabilities

6.11	Argo Innovation and Argo Quebec are subject to ongoing federal and provincial tax reassessments in Canada covering the 2021 and 2022 tax years. The Canada Revenue Agency has issued Notices of Reassessment totalling approximately CA$33.8 million, including accrued interest, primarily relating to the deductibility of equipment purchases, professional fees, and inter-company management charges. Whilst this liability is at subsidiary level, this has the effect of creating a drag on the Plan Company and the inability of the Plan Company and the Group to raise further working capital.

6.12	Revenu Québec has issued corresponding reassessments for the same periods and additional notices denying roughly CA$4 million in input-tax refunds and credits for 2020 to 2023.

6.13	The reassessments by the Canada Revenue Agency and Revenu Québec are being formally contested by Argo Innovation and Argo Quebec (as appropriate), with enforcement stayed pending the outcome of the objection process.

6.14	The Group has engaged EY to contest and respond to the Canadian tax assessments with both Revenu Quebec and the Canadian Revenue Authority. EY have issued an opinion that they consider a significant portion of the assessed amounts are likely to be reduced or eliminated following resolution of this appeal process and that all filed objections are, on balance, more than likely to succeed.

6.15	These disputed tax matters have not required any cash payment to date but contribute to the Group’s overall contingent liabilities and liquidity constraints. However, pursuant to the terms of the Growler Facility, the majority of the material expenditure of the Group must be approved by the Growler. If the tax liabilities crystalise and are not approved for payment by Growler, any material liability to Revenu Québec would render Argo Innovation and Argo Quebec insolvent. Growler is aware of these liabilities, based on the information provided by the Plan Company is confident of the appeal process and, subject to further due diligence, is open to considering the provision of additional financial support to the ongoing business going forward and its working capital needs.

6.16	Due to the disputed nature of these Canadian tax assessments, and as explained below, these will not be compromised and are entirely unaffected by the Restructuring Plan for jurisdictional reasons.

English Tax Liabilities

6.17	HMRC has disallowed the Plan Company’s VAT reclaims totalling approximately £740,000, arguing that the Plan Company has not made taxable supplies due to the absence of consideration for management services provided. The Plan Company has appealed this decision to the First Tier Tax Tribunal, and the case has entered an Alternative Dispute Resolution process. If the tax disallowance is upheld, the Plan Company will also be liable for interest and penalties of around £50,000, bringing the total potential exposure to roughly £790,000.

6.18	As mentioned below, this potential HMRC liability will not be compromised and is entirely unaffected by the Restructuring Plan.

Action taken to date

6.19	To address these challenges, the Group’s investment banker in New York, Stifel, was engaged in September 2023 to explore strategic alternatives, including potential capital raises, asset sales, M&A or other strategic transactions. That process resulted in only one actionable proposal whereby Growler provided the Growler Facility to fund the Group’s operational and transaction costs, but subject to a condition that the Plan Company deleverage its balance sheet.

6.20	In light of the above, the Group has undertaken a comprehensive assessment of its financial performance and its deleveraging options, with assistance from external advisors and has developed the Restructuring Plan to enable the business to return to profitability and establish a stable platform upon which it can grow and attract future investment.

6.21	The Restructuring Plan was first announced to the market via an RNS announcement dated 30 June 2025. The Plan Company provided a further update on the status of the Restructuring Plan via a second RNS announcement dated 22 August 2025. This Letter is the first stage of the Plan Company’s restructuring process following such announcements.

Restructuring of the Plan Company’s financial obligations

6.22	As a result of the impact of the circumstances described above, the Plan Company has engaged legal and financial advisers to evaluate its options regarding the reconstitution of its balance sheet in order to maximise the preservation of value for all relevant stakeholders (including the Plan Participants). The outcome of this exercise determined that the Restructuring Plan was the optimal restructuring option. The Plan Company welcomes discussion with all its stakeholders, including the Plan Participants, on determining the optimal restructuring path. In this regard, the Plan Company will also actively engage with the Retail Advocate to ensure that the views of the Retail Holders are taken into account.

6.23	Pursuant to the Restructuring Plan, the Plan Company is seeking to implement the Restructuring on an accelerated basis as the Growler Facility is currently the only available source of funding. The Plan Company urgently requires an injection of new money by way of the Growler Exit Capital (that is conditional upon implementation of the Restructuring Plan) to be able to meet the fixed and variable costs payable to its Critical Unsecured Creditors and other creditors of the Group to be able to continue to operate as a going concern.

6.24	The Plan Company settles an agreed budget under the Growler Facility on a weekly basis against the Cash Flow Forecast. The Plan Company is currently seeking to agree a new cash flow forecast against which the agreed budget will be measured with Growler. This new agreed budget would fund the Group’s expenses until 8 December 2025, and the Board are optimistic that a new cash flow forecast and appropriate approved budgets can be agreed. However, if not agreed, the Group will be unable to pay its debts in mid-November. The Board envisage that a new cashflow forecast will be put in place with effect from 8 December 2025, but have no visibility of yet

6.25	If the Restructuring Plan is not sanctioned on or shortly after 8 December 2025, the Plan Company will be both balance sheet and cash flow insolvent and, for the reasons explained in this Letter, will be unable to raise third-party funding to cover its direct and indirect costs. Without the Restructuring Plan and the injection of further funding by way of the Growler Exit Capital, the Plan Company will at this point be unable to pay its debts as they fall due.

6.26	Having previously marketed the business, the Plan Company does not consider a sale the Group in its current financial state to be a viable option because of the lack of third- party interest and no viable bids emerging during the marketing process.

6.27	As a result, a restructuring of the Plan Company’s financial obligations is required to allow it to continue to trade as a going concern and to secure the long-term future of its business.

6.28	Absent the implementation of such a financial restructuring, the Plan Company will cease trading and the directors of the Plan Company will have no option but to commence formal insolvency proceedings. The most likely scenario should the Restructuring Plan not be sanctioned, known as the Relevant Alternative, is addressed further below in paragraph 11.

NASDAQ listing issues

6.29	On 18 July 2025, the Plan Company received a letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market notifying the Plan Company that, because it had not regained compliance with the minimum bid-price requirement under Nasdaq listing rule 5450(a)(1), the Staff had determined to delist the ADSs, from the NASDAQ Stock Market’s Global Select Market.

6.30	The Plan Company promptly submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”), which automatically stayed any suspension or delisting action pending issuance of the Panel’s decision. A hearing was held on 26 August 2025.

6.31	On 18 September 2025, the Plan Company was notified that the Panel had granted its request for continued listing on the NASDAQ Stock Market’s Global Select Market, subject to the condition that the Plan Company demonstrate compliance with all applicable listing rules on or before 14 January 2026 (the “NASDAQ Compliance Deadline”).

6.32	In reaching its decision, the Panel expressly considered the Plan Company’s recapitalisation process pursuant to the Restructuring Plan and determined that continued listing should be permitted to allow completion of that process.

6.33	The Plan Company continues to work closely with the Panel and expects that successful completion of the Restructuring Plan and a proposed reverse stock split (which in English terminology is a consolidation of ordinary shares) of the Ordinary Shares and/or a ratio change in relation to the ADSs will enable it to regain full compliance prior to the NASDAQ Compliance Deadline. However, there is no guarantee that the Plan Company will be able to comply with the NASDAQ listing rules in advance of the NASDAQ Compliance Deadline. Furthermore, in the event that such non-compliance results in a requirement from the NASDAQ Stock Market in relation to the listing criteria that cannot be satisfied by the Plan Company prior to the implementation of the Restructuring Plan, the Plan Company may not be able to implement the Restructuring Plan.

Impact on Shareholders and the Takeover Panel

6.34	The implementation of the Restructuring Plan, if sanctioned by the Court, will result in the Secured Lender acquiring interests in shares carrying more than 30% of the Plan Company's voting rights. The acquisition of such interests in shares triggers an obligation on the Secured Lender under Rule 9 of the Takeover Code to make a mandatory offer to the remaining shareholders in the Plan Company to acquire their shares (the “Rule 9 Mandatory Offer”).

6.35	The Plan Company has applied to the Takeover Panel for a waiver of the obligations under Rule 9 of the Takeover Code that would otherwise require the Secured Lender to make a Rule 9 Mandatory Offer (the “Rule 9 Waiver”).

6.36	In connection with the Rule 9 Waiver, the Plan Company will seek the approval of the independent Shareholders for a resolution to approve the Rule 9 Waiver, which will be proposed as an ordinary resolution taken on a poll at a general meeting of the independent Shareholders to be held shortly after the Plan Meetings.

7	COMPROMISES AND ARRANGEMENTS UNDER THE RESTRUCTURING PLAN

7.1	The liabilities of the Group proposed to be compromised under the Restructuring Plan, being the Plan Claims, are summarised in the table below.

Plan Participant	Plan Claim ($)
Noteholders	US$40,000,000 principal amount plus accrued interest, costs and other related liabilities.
Secured Lender	Up to US$7,500,000 principal amount plus accrued interest, costs and other related liabilities.

7.2	In addition to the liabilities summarised in the table above, the Shareholders are also subject to the Restructuring Plan for the reasons set out in paragraph 10.14 below.

Shareholders

7.3	The Shareholders hold 100% of the legal interests in the Plan Company held by way of the Existing Ordinary Shares. The interests Existing Ordinary Shares in the Plan Company are held via two separate (but connected) instruments:

7.3.1	the Shareholders (excluding the Depositary who holds Ordinary Shares on behalf of the ADR Holders) currently hold 47.87% of the Existing Ordinary Shares currently traded on the London Stock Exchange; and

7.3.2	the ADR Holders hold beneficially 52.13% of the interests in the Plan Company. These interests in the Plan Company are held by way of an ADR, evidencing an ADS. Each ADS represents 10 Existing Ordinary Shares of the Plan Company which are legally held by the Depositary.

7.4	The Restructuring Plan will result in the dilution of the Existing Ordinary Shares in the Plan Company, although, as addressed below, the value of the diluted shares will be worth more than the economic value (which, for the avoidance of doubt, is not the current market value) of the shareholding.

Noteholders

7.5	As described above, the Noteholders are holders of the Senior Unsecured Notes and the beneficial owners of the Senior Unsecured Notes who are the owners of the ultimate economic interest in the Senior Unsecured Notes. The Senior Unsecured Notes are proposed to be compromised in full pursuant to the Restructuring Plan.

7.6	The aggregate amount of any and all Liabilities of the Plan Company under the Senior Unsecured Notes as at the Effective Date is anticipated to be $40,000,000 plus accrued interest, costs and other related liabilities.

Secured Lender

7.7	As described above, the Plan Company and Growler entered into the Growler Facility, being a US$7,500,000 secured term loan, on 8 September 2025. The Growler Facility is proposed to be fully compromised pursuant to the Restructuring Plan.

7.8	The aggregate amount of any and all Liabilities of the Plan Company under the Growler Facility as at the Effective Date is anticipated to be US$7,500,000 plus accrued interest, costs and other related liabilities.

8	STAKEHOLDERS THAT ARE NOT SUBJECT TO THE RESTRUCTURING PLAN

8.1	There are interests of certain stakeholders of the Plan Company and other members of the Group which will not be compromised by the Restructuring Plan. These interests of the stakeholders fall within the following categories:

8.1.1	liabilities owed to the Critical Unsecured Creditors;

8.1.2	liabilities owed to HMRC;

8.1.3	liabilities owed to the Canada Revenue Agency;

8.1.4	liabilities owed to the Revenu Québec;

8.1.5	liabilities owed to the Bank of Montreal in respect of the Indemnity and Support Agreement;

8.1.6	liabilities owed under the Power Contract; and

8.1.7	liabilities owed to Desjardins.

Critical Unsecured Creditors

8.2	The Critical Unsecured Creditors comprise all material creditors of Argo Holdings, Argo Operating US, Argo Innovation and Argo Quebec. The Critical Unsecured Creditors include:

8.2.1	the Group’s employees, who are not being compromised to avoid significant operational disruption;

8.2.2	the Group’s trade and operational creditors which are currently being managed on extended terms, but are considered to be critical to the Plan Company and the Group post-Restructuring; and

8.2.3	the counterparties to the hosting agreements in respect of the mining facilities in Tennessee and in Washington State, such facilities being critical to the Group’s future mining capabilities.

8.3	The Plan Company considers that compromising the Liabilities under the Critical Unsecured Creditors would have a serious risk of destabilising the business and jeopardising the ability for the business to continue as a going concern post- restructuring.

HMRC

8.4	The Plan Company must maintain a positive relationship with HMRC. The Plan Company considers that compromising HMRC pursuant to the Restructuring Plan would prejudice this position. Further, as at the date of this Letter, any tax liabilities owed to HMRC are contingent in nature and the value is unknown.

8.5	To the extent that there are any Liabilities owed to HMRC, the Plan Company does not consider that it would be necessary to compromise them in order to achieve the commercial objectives of the Restructuring Plan.

Canada Revenue Agency

8.6	The Group’s liability to the Canada Revenue Agency arises from Notices of Reassessment issued on 3 September 2025 in respect of the 2021 and 2022 taxation years of Argo Innovation. These reassessments total approximately CA$33.8 million, including approximately CA$7.5 million of interest (the “Potential CRA Liability”). The Potential CRA Liability mainly relates to the deductibility of equipment purchases, professional fees and inter-company management charges.

8.7	Argo Innovation, in consultation with its Canadian tax advisers, has filed formal notices of objection to the Potential CRA Liability and will contest the reassessments through the standard Canada Revenue Agency appeals process. As at the date of this Letter, no liability has arisen and enforcement is stayed pending review.

8.8	On the basis that the Potential CRA Liability is fully disputed, it is considered to be contingent and, in the view of the Group, likely to be substantially reduced or eliminated. Whilst the Group is contesting the Potential CRA Liability, the liability is not immediately payable. As a result of its professional advice, the Plan Company does not consider it necessary or appropriate to compromise the Potential CRA Liability under the Restructuring Plan. Compromising such contested assessments would not enhance liquidity or achieve the commercial objectives of the Restructuring Plan.

Revenu Québec

8.9	Revenu Québec has also issued reassessments for the 2021 and 2022 taxation years of Argo Innovation. These reassessments total approximately CA$12 million, together with separate notices of reassessment denying approximately CA$2.8 million in input- tax refunds and CA$1.3 million in federal input-tax credits covering 2020–2023. The Plan Company has filed objections to all such assessments and has obtained a stay of enforcement pending review.

8.10	The Group’s advisers estimate that, if successful, the combined provincial and federal reassessments would be reduced substantially or eliminated. As these matters remain disputed and are expected to be resolved through the established tax appeal channels, the Plan Company does not consider it necessary or appropriate to compromise them in order to achieve the commercial objectives of the Restructuring Plan.

Bank of Montreal

8.11	The liability to Bank of Montreal (“BMO”) arises under an Indemnity and Support Agreement. The agreement was entered into following Revenu Québec enforcement notices issued against Argo Quebec. The Indemnity and Support Agreement allowed BMO to release operational bank accounts while those tax matters are disputed. In consideration, the Plan Company granted BMO a second-ranking hypothec over the Baie-Comeau property securing up to CA$5 million (plus costs) and agreed to indemnify BMO for any related losses (the “Potential BMO Liability”).

8.12	The Potential BMO Liability is contingent and fully collateralised, with no payment currently due. As the arrangement is current, operationally necessary, and limited in scope, the Plan Company does not propose to compromise the Potential BMO Liability or prejudice BMO’s position, which will remain unaffected by the Restructuring Plan

Power Contract

8.13	The Plan Company is focused on deploying its mining machines at locations with access to reliable renewable power sources to allow it to reduce power costs in relation to its mining operations. Power costs represent approximately 81% of the Group’s total costs. Without access to reliable a power source that is supplied in a cost-efficient manner, the Plan Company and the Group’s revenue and EBITDA will suffer considerably from the increase of direct operating costs.

8.14	The Board consider that the Power Contract is on terms that are aligned with, if not better than the prevailing market rate. Accordingly, the Plan Company considers that compromising the Liabilities under the Power Contract would have a serious risk of destabilising the business and jeopardising the ability for it to continue as a going concern post Restructuring.

Desjardins

8.15	The Plan Company has entered into a Province of Québec law governed suretyship in favour of Desjardins in respect of the Desjardins Facility. The Desjardins Facility is used for working capital purposes and is critical to ongoing operations of Argo Quebec which provides substantial value to the Group.

8.16	The Desjardins Facility is secured by a first-ranking hypothec in favour Desjardins over the real property, plant, and electrical infrastructure located at the Group’s Baie- Comeau facility.

8.17	Accordingly, the Plan Company considers that compromising the Liabilities under the Desjardins Facility would have a serious risk of destabilising Argo Quebec which would be value destructive to the Plan Company and the Group and, accordingly, the Plan Company does not consider that it would be necessary to compromise such Liability in order to achieve the commercial objectives of the Restructuring Plan.

9	PURPOSE OF THE RESTRUCTURING PLAN AND ITS EFFECTS

9.1	The purpose of the Restructuring Plan is to restore the Group to financial stability.

9.2	If the Restructuring Plan is not successfully implemented, the Group will immediately commence formal insolvency proceedings. The Growler Exit Capital, which bridges the upcoming cash shortfall, is conditional on the implementation of the Restructuring Plan.

9.3	Kroll Advisory has been engaged by the Plan Company to prepare a report to establish the potential recoveries by the Plan Company’s stakeholders in the Relevant Alternative. The report will be attached to the Explanatory Statement, which will be sent to Plan Participants after the Convening Hearing.

9.4	In the Relevant Alternative, as set out in paragraph 11 (Relevant Alternative), the Plan Company expects that there would be no recovery for Shareholders, Noteholders or any other unsecured creditors. The only creditor that will see a return in the Relevant Alternative would be the Secured Lender.

9.5	The Relevant Alternative is an administration of the Plan Company and subsequent insolvency proceedings in respect of the Group, with the consequences set out in paragraph 11.2. This will result in the administrators gradually winding down and realising the assets of the Plan Company and the Group.

9.6	In this respect, the Restructuring Plan will provide a materially better estimated outcome for the Secured Lender and each of the Shareholders and Noteholders than they are estimated to receive in the Relevant Alternative as:

9.6.1	in the case of the Shareholders, the retention of Existing Ordinary Shares, which will represent an amount in excess of each Shareholders’ Estimated Return and in a sum reflecting their contribution (namely the dilution of their existing shares) to the generation of value in the Plan Company post- restructuring;

9.6.2	in the case of the Noteholders, the calculation of the Compromised Noteholder Equity includes the allotment of New Ordinary Shares (to be held through ADSs and listed on the NASDAQ Stock Market) in an amount in excess of that Noteholders’ Estimated Return and in a sum reflecting their contribution (namely the right off of their debt) to the generation of value in the Plan Company post-restructuring; and

9.6.3	in the case of the Secured Lender, the calculation of the Compromised Secured Lender Equity includes the allotment of New Ordinary Shares (to be held through ADSs and listed on the NASDAQ Stock Market) in an amount in excess of the Secured Lender’s Estimated Return and in a sum reflecting their contribution to the generation of value in the Plan Company post-restructuring. As described in more detail below, the Compromised Secured Lender Equity takes into account three key contributions, being: (i) the full equitisation for the Growler Facility; (ii) the provision of the Growler Exit Capital; and (iii) the transfer of 100% of the common stock of Growler USCo. Pursuant to the terms of the Restructuring Plan, it is proposed that the Secured Lender receives an allotment of New Ordinary Shares (to be held through ADSs and listed on the NASDAQ Stock Market) benchmarked against the value of each such constituent part.

9.7	The issue and allotment of New Ordinary Shares is intended to allow the Secured Lender, the Noteholders and the Shareholders to share in the ‘restructuring benefits’ that is created or generated by the Restructuring Plan by allowing Plan Participants to have the ability to share in the upside of the post-restructured business. Further detail will be provided in the Explanatory Statement.

9.8	Therefore, the Plan Company considers that the implementation of the Restructuring Plan is in the best interests of the Plan Participants as compared to the Relevant Alternative.

9.9	The implementation and effectiveness of the Restructuring Plan is subject to various risk factors which will be set out in the Explanatory Statement.

10	TREATMENT OF PLAN PARTICIPANTS

10.1	As at the date of this Letter, the Plan Company has 721,441,880 ordinary shares of £0.001 each in circulation, each ordinary share carrying full voting, dividend and capital distribution rights. In accordance with the terms of the Restructuring Plan, the Plan Company will issue the New Ordinary Shares which will be held through ADSs and will be allotted to the Noteholders and the Secured Lender as consideration for the proposed compromises under the terms of the Restructuring Plan. Shareholders will retain their existing interests in the Plan Company but will be subject to dilution by the issuance of the New Ordinary Shares (although, as set out below, the dilution will not cause the value of the diluted shares to be less than their current value in the Relevant Alternative).

10.2	The Plan Company remains in discussions with the Retail Advocate (on behalf of the Retail Holders) to agree the equity split of the restructured business. The Plan Company is committed to ensure that: (i) the number of New Ordinary Shares to be given to Noteholders (through ADSs) as consideration for a release of their claims under the Senior Unsecured Notes; and (ii) the level of equity interests to be retained by the Shareholders in recognition of the dilution of their rights pursuant to the terms of the Restructuring Plan, is a fair offer as against their respective contribution to the Restructuring Plan.

Offer Timeline

10.3	On 16 October 2025, the Secured Lender, through its advisers Greenberg Traurig, LLP, issued its initial proposal with the economic terms of the equity split for the Restructuring Plan (the “First Proposal”). Under the First Proposal, the proposed economics were such that Noteholders and Shareholders would be offered 2.25% and 0.25% respectively of the interests in the Plan Company. Following consideration by the Plan Company and its advisers, the Board of the Plan Company was unable to accept the First Proposal as it was unclear to the Board how value was preserved or generated by the Restructuring Plan or how the ‘restructuring surplus’ was allocated.

10.4	On 19 October 2025 the Secured Lender revised the First Proposal and issued a best and final offer (the “Second Proposal”). The economics of the Second Proposal were such that post restructuring the interests in the Plan Company would be split as follows: Noteholders would hold 10%, Growler would hold 87.5% and the Shareholders would hold 2.5%.

10.5	Further to discussions between the Board and its advisers, and the Board being cognisant of their statutory and fiduciary duties as directors of the Plan Company in light of its current financial position, the Plan Company accepted the Second Proposal on the basis that it considered the allocation of equity interests to be fair and reasonable and that the Secured Lender was not prepared to offer better economic terms.

10.6	Notwithstanding the acceptance of the Second Proposal, the Plan Company made it clear if material concerns are raised on the Second Proposal by the Retail Advocate or by Noteholders or Shareholders (including on behalf of ADR Holders or other beneficiaries entitled to the Existing Ordinary Shares), the Board of the Plan Company may need to reconsider the split of equity to take into account any reasonable views expressed.

10.7	Discussions are continuing between the Secured Lender and the Retail Advocate (on behalf of the Retail Holders) to finalise the equity split among stakeholders pursuant to the Restructuring Plan. The Plan Company expects these discussions to conclude in advance of the Convening Hearing and, accordingly, further detail will be provided to the markets in the usual way and will be set out in full in the Explanatory Statement.

Shareholders

10.8	Pursuant to the Restructuring Plan, and subject to agreement of transaction fees with the Depositary in relation to changes to the ADRs, it is proposed that the Shareholders will keep the full entitlement to their shares (where possible), subject to dilution and any subsequent share consolidation and/or a ratio change in relation to the ADSs as contemplated by the terms of the Restructuring Plan (although, as set out above, the dilution will not cause the economic value of the diluted shares to be less than their economic value in the Relevant Alternative). It is currently anticipated that the Plan Company will effect a change in the ratio of the ADRs to the Ordinary Shares from the current 1:10 ratio to 1:2160. In that scenario, the number of Ordinary Shares outstanding post-issuance of the New Ordinary Shares contemplated by the Restructuring Plan will not change. However, if such ratio change cannot be achieved, it is anticipated that the Plan Company will implement a reverse split of 1 Ordinary Share to 216 new ordinary shares.

10.9	To the extent that any such change in the ADR ratio results in a Plan Participant or other beneficiary entitled to the Existing Ordinary Shares and/or the ADRs being left with a fractional interest, it is anticipated that the Depositary will liquidate the aggregate of all fractional interests and distribute the sale proceeds on a pro rata basis, subject to deduction of Depositary transaction fees (if applicable).

10.10	To the extent that any such consolidation of the Ordinary Shares results in a Plan Participant (or other beneficiary entitled to the Existing Ordinary Shares) being left with a fractional interest, it is anticipated that the Plan Company will liquidate the aggregate of all fractional interests and distribute the sale proceeds on a pro rata basis, subject to deduction of transaction fees (if applicable).

10.11	In the event that the share consolidation or the change in ADR ratio described in paragraphs 10.9 or 10.10 above results in the relevant Plan Participant or other beneficiary entitled to the Existing Ordinary Shares and/or the ADRs receiving no distribution as a result of such exercise, then the Secured Lender will make available an anticipated sum of US$1 to that Plan Participant, person beneficially entitled to Existing Ordinary Shares and/or ADRs in aggregate for all such interests in shares or ADRs, subject to a maximum amount of US$5,000 being available to distribute to all affected Plan Participants, persons beneficially entitled to Existing Ordinary Shares and/or ADRs on a pro rata basis.

10.12	It is anticipated that the Plan Company will give a delisting notice to the Financial Conduct Authority and the London Stock Exchange so that shortly after the Effective Date, the Plan Company will be de-listed from the Official List and trading will cease on the London Stock Exchange.

10.13	The Plan Company is currently not compliant with the NASDAQ listing rules but is taking active steps to remedy such non-compliance. Accordingly, it is anticipated that the Plan Company will retain its listing on the NASDAQ Stock Market following sanction of the Restructuring Plan and prior to the NASDAQ Compliance Deadline.

10.14	Shareholders are treated as a Plan Participant because their Existing Ordinary Shares represent 100% of the issued share capital in the Plan Company which will be subject to dilution in accordance with the issuance of the New Ordinary Shares pursuant to the terms of the Restructuring Plan. As such the Plan Company considers the Shareholders are affected by the Restructuring Plan for the purposes of s.901C(3) of the Companies Act.

10.15	In the Relevant Alternative, the Shareholders would be entitled to nil return. Further, as shall be set out in evidence in due course, the post restructured value of the Plan Company is such that the Shareholders have no genuine economic interest in the Plan Company for the purposes of s.901C(4) of the Companies Act. Taking into account the contributions being made by the Shareholders under the Restructuring Plan (namely the dilution of their current position) the Plan Company believes that allowing the Shareholders to retain issued share capital of the Plan Company (in an amount/value far exceeding what they would receive in the Relevant Alternative) post-Restructuring allows the Shareholders to share in the upside of the Plan Company that is expected occur should it trade as expected in accordance with the go-forward business plan.

The Noteholders

10.16	Pursuant to the Restructuring Plan it is proposed that the Senior Unsecured Notes will be equitised in their entirety.

10.17	In exchange for the compromise to the Noteholders, each Noteholder will receive ADRs representing ADSs, which in turn represent New Ordinary Shares in the Plan Company pro-rated against the value of each Noteholder’s participation in the Senior Unsecured Notes as at the Record Time.

10.18	As a result, the Noteholders will become interested in the Plan Company with full voting, dividend and capital distribution rights equivalent to those carried out by the Existing Ordinary Shares.

10.19	Taking into account the contributions being made by the Noteholders under the Restructuring Plan (namely the release of their claims), it is proposed that the Senior Unsecured Notes will be fully equitised and exchanged for ADRs representing ADSs, which in turn represent New Ordinary Shares issued by the Plan Company. This enables the Noteholders to convert their current debt position which has a return of nil in the Relevant Alternative into valuable interests in the restructured Plan Company with the ability to share in the upside of the Plan Company that is expected occur should it trade as expected in accordance with the go-forward business plan.

The Secured Lender

10.20	Pursuant to the Restructuring Plan it is proposed that the Growler Facility is equitised in its entirety. Conditional upon the terms of the Restructuring Plan being implemented, Growler will also provide new money funding pursuant to the Growler Exit Capital (funded by way of equity) as well as shares in Growler USCo, thereby contributing immediate capital and significant Bitcoin mining assets that are complementary to the Plan Company’s business. Growler is also open to considering the provision of additional financial support to the ongoing business going forward and its working capital needs.

10.21	Accordingly, it is proposed that, in each case conditional upon implementation of the terms of the Restructuring Plan:

10.21.1	in consideration for the compromise and full equitisation of the Growler Facility, Growler will receive ADRs representing ADSs, which in turn represent New Ordinary Shares;

10.21.2	Growler will provide the Plan Company with 100% of the common stock of Growler USCo, a wholly owned subsidiary of Growler that owns significant Bitcoin mining assets that are being contributed to upscale the business of the Plan Company. Growler will receive ADRs representing ADSs, which in turn represent New Ordinary Shares as consideration for the shares in Growler USCo, the value of such New Ordinary Shares being benchmarked against an independent valuation of the assets of Growler USCo; and

10.21.3	Growler will also receive ADRs representing ADSs, which in turn represent New Ordinary Shares as consideration for the Growler Exit Capital, to be funded by way of equity, potentially as part of an investment with other third- party investors to be identified by Growler, in support of the ongoing working capital requirements of the Plan Company.

10.22	As a result, the Secured Lender will also become (directly or via ADRs) interested in the Plan Company, holding New Ordinary Shares with full voting, dividend and capital distribution rights equivalent to those carried out by the Existing Ordinary Shares. This enables the Secured Lender to share in the upside of the Plan Company that is expected occur should it trade as expected in accordance with the go-forward business plan. Pursuant to the terms of the Second Proposal, the Secured Lender will also be permitted to appoint one member to the Board of the Plan Company.

10.23	The proposed post-restructuring group structure chart is set out at Schedule 3 to this Letter.

11	RELEVANT ALTERNATIVE

11.1	Kroll Advisory has been engaged to carry out an analysis to estimate the likely returns to Plan Participants in the Relevant Alternative.

11.2	The Plan Company has considered Kroll Advisory’s analysis (and preliminary conclusions) in detail with its advisers and concluded that if the Restructuring Plan is not sanctioned at the Sanction Hearing, given the Plan Company's deteriorating liquidity position, absent a prompt and significant liquidity injection (which for the reasons set out elsewhere the Board do not believe would be forthcoming), the most likely scenario to occur if the Restructuring Plan is not sanctioned would be as follows:

11.2.1	an administration of the Plan Company leading to an orderly wind-down; and

11.2.2	subsequent insolvency proceedings of the Plan Company’s US and Canadian subsidiaries.

11.3	Based on the above analysis provided by its advisers, the Plan Company considers that the Relevant Alternative scenario would produce a materially lower recovery for the Plan Participants than the outcome under the Restructuring Plan. As set out above, the Restructuring Plan provides a material uplift on the estimated return that the relevant Plan Participant would receive in the Relevant Alternative through the actual and contingent value of the Existing Ordinary Shares (in the case of the Shareholders) and the New Ordinary Shares (in the case of the Noteholders and Secured Lender).

11.4	Other scenarios were considered by the directors of the Plan Company and ruled out as the most likely relevant alternative:

11.4.1	Alternative 1: solvent scenarios, including a going-concern sale, equity raise or debt refinance, all of which were not considered to be realistic on the basis that Growler would enforce its security across the Group, triggering insolvency filings in Canada and the US and leaving the Plan Company with no control of its assets;

11.4.2	Alternative 2: a company voluntary arrangement was considered to be ineffective as it cannot compromise secured creditors without their consent, such consent unlikely to be forthcoming. The Noteholders would also likely not approve a proposal offering no recovery; and

11.4.3	Alternative 3: a trading administration or a pre-packaged administration sale was discounted as each scenario would only be deliverable with Growler’s consent, such consent unlikely to be forthcoming. In that case, Growler’s enforcement is triggered, and the outcome would mirror an orderly wind-down.

11.5	Further details of the Relevant Alternative will be included in the Explanatory Statement

12	ACTION REQUIRED

12.1	Further information in relation to the actions required to be taken by the Plan Participants will be contained in the Explanatory Statement which will be available on the Plan Website after the Convening Hearing. As will be explained in the Explanatory Statement, all Plan Participants will be required to submit their Plan Claim to the Plan Company by the Voting Deadline in order to:

12.1.1	evidence their Plan Claim(s); and

12.1.2	be entitled to vote, or appoint a proxy to vote on their behalf, on the Restructuring Plan and at the relevant Plan Meeting.

12.2	The nominal amount of each Plan Participant’s Plan Claim for voting purposes will be determined by the chairperson of the Plan Meetings as at the Record Time at the chairperson’s sole discretion.

12.3	All Plan Participants (including those who do not vote in favour of the Restructuring Plan and those who do not vote at all on the Restructuring Plan) will be bound by the terms of the Restructuring Plan, along with the Plan Company, if the Restructuring Plan is sanctioned by the Court and upon the Sanction Order being duly delivered to the Registrar of Companies.

12.4	If you hold interests in Existing Ordinary Shares on the London Stock Exchange through a broker or custodian, you are not a Plan Participant for the purposes of attending the Plan Meeting and voting. However, your broker or custodian is likely to contact you with information on how to give instructions as to which way you wish them to cast their vote, in accordance with any agreement between yourself and them.

12.5	Similarly, if you are an ADR Holder or hold ADSs through a broker or custodian, you are not a Plan Participant for the purposes of attending the Plan Meeting and voting. However, the Depositary (as depositary of the ADSs) or your broker or custodian is likely to contact you with information on how to give instructions as to which way you wish them to cast.

12.6	Please note that the Plan Company cannot guarantee that your broker or custodian or the Depositary will contact you with instructions as to which way you wish them to cast their vote or otherwise provide you with updates on and information concerning the Plan. These matters are governed by agreements between yourself, and your broker or other custodian or the Depositary.

13	THE PLAN MEETINGS AND THE PROPOSED VOTING CLASSES

13.1	The Practice Statement states that it is the responsibility of the entity proposing a restructuring plan to formulate the class(es) of creditors for the purpose of convening meetings to consider and, if thought fit, approve the proposed restructuring plan. Under a restructuring plan, if the rights of creditors affected by the restructuring plan are so dissimilar as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes and separate meetings must be held for each class.

13.2	The Plan Company has considered: (i) the current rights of the Plan Participants against the Plan Company and the Group; and (ii) the rights granted to each Plan Participant under the Restructuring Plan.

13.3	It is proposed that the following classes of Plan Participants are formed:

13.3.1	the Shareholders;

13.3.2	the Noteholders; and

13.3.3	the Secured Lender.

13.4	The Plan Company considers that the rights of the Plan Participants in each class are not so dissimilar from each other so as to make it impossible for them to consult together with a view to their common interest, meaning the Plan Participants should vote together in four classes in respect of the Restructuring Plan. It has reached this conclusion for the following reasons:

Shareholders

13.5	It is proposed that the Shareholders will form one class of Plan Participant under the Restructuring Plan.

13.6	The existing rights of the Shareholders are sufficiently dissimilar to the rights of the Noteholders and the Secured Lender that they cannot be in the same class. The Shareholders as shareholders have different rights compared with the Noteholders and the Secured Lender both of which are creditors of the Plan Company and rank above them, for any distribution purposes, in the Relevant Alternative

13.7	The Shareholders do not receive New Ordinary Shares in the Plan Company and instead have their position diluted pursuant to the issuance of the New Ordinary Shares,

13.8	Accordingly, the Plan Company considers that the Shareholders should form a separate class for the purpose of voting on the Restructuring Plan.

Noteholders

13.9	It is proposed that the Noteholders will form one class of Plan Participant under the Restructuring Plan. As to this:

13.9.1	the Noteholders do not benefit from security provided by the Plan Company and/or the other members of the Group and as such have different existing rights to the Secured Lender;

13.9.2	the Noteholders also have different existing rights to the Shareholders and are treated differently under the Restructuring Plan to them; and

13.9.3	if the Restructuring Plan is sanctioned, the Noteholders receive New Ordinary Shares to be held through ADRs and listed on the NASDAQ Stock Market, unlike the Shareholders.

13.10	Accordingly, the Plan Company considers that the Noteholders should form a separate class for the purpose of voting on the Restructuring Plan.[7]

Secured Lender

13.11	It is proposed that the Secured Lender will form one class of Plan Participant under the Restructuring Plan. As to this:

13.11.1	the Secured Lender is the only Plan Participant that benefits from security provided by the Plan Company and the other members of the Group;

13.11.2	in the Relevant Alternative, the claims of other Plan Participants would rank junior to the claims of the Secured Lender; and

13.11.3	the Secured Lender also has different existing rights to the Shareholders and is treated differently under the Restructuring Plan to them.

13.12	In addition, as set out above, the Secured Lender will be treated differently under the Restructuring Plan to other Plan Participants.

13.13	Accordingly, the Plan Company considers that the Secured Lender should form a separate class for the purpose of voting on the Restructuring Plan.

7	As noted above, Noteholders includes the holder of the Senior Unsecured Notes, namely the note trustee. However, the note trustee will confirm that it will not exercise its right to vote at the plan meetings in order to avoid double-counting given the beneficial owners will be voting.

14	COURT’S JURISDICTION IN RELATION TO THE RESTRUCTURING PLAN

14.1	The Plan Company considers that the Court has jurisdiction in relation to the Plan Company and to sanction the Restructuring Plan, and that the Court should exercise such jurisdiction, because:

14.1.1	the Plan Company is incorporated and registered in England under the laws of England and Wales;

14.1.2	the Plan Company has encountered, or is likely to encounter, financial difficulties that are affecting or will or may affect its ability to carry on business as a going concern (see above);

14.1.3	the Restructuring Plan contains the necessary elements of ‘give and take’ in order to constitute an ‘arrangement’ between the Plan Company and the Plan Participants, as required; and

14.1.4	the purpose of the Restructuring Plan is to eliminate, reduce or mitigate the effect of the Plan Company’s financial difficulties.

15	RECOGNITION

15.1	Having taken legal advice, the Plan Company considers that the Restructuring Plan is likely to be recognised under U.S. federal and state securities laws. The Plan Company intends to rely on opinions from independent legal experts that the Restructuring Plan is likely to be recognised, and given effect to, under such laws in reliance upon available exemptions from the U.S. Securities Act of 1933 (the “Securities Act”) and applicable state securities laws (certain associated finance documents are governed by New York law).

15.2	Existing Ordinary Shares, ADRs, and the Senior Unsecured Notes are held in part by investors located in the United States. The issuance of New Ordinary Shares pursuant to the Restructuring Plan will be made in reliance upon the exemption from registration under the Securities Act provided by Section 3(a)(10) thereof. The Plan Company has been advised that the sanction of the Restructuring Plan by the Court, following notice to affected stakeholders and an opportunity to be heard, will satisfy the fairness hearing requirements of Section 3(a)(10). Accordingly, no registration of such securities under the Securities Act will be required.

16	CONVENING HEARING

16.1	If Plan Participants (or the holders of interests in the Existing Ordinary Shares and ADR Holders) wish to raise issues that relate to the jurisdiction of the Court to sanction the Restructuring Plan or any other issues in relation to the constitution of the Plan Meetings or which might otherwise affect the conduct of the Plan Meetings, they may attend or be represented before the Court at the Convening Hearing. Plan Participants are also able to raise other issues at the Convening Hearing but note that the Court’s usual approach is that issues relating to the fairness of the Restructuring Plan will only be considered at the later Sanction Hearing.

16.2	If Plan Participants (or the holders of interests in the Existing Ordinary Shares and ADR Holders) have: (a) any issues which they wish to raise as to the constitution of meetings of members or creditors or which otherwise affect the conduct of those meetings; (b) any issues as to the existence of the Court's jurisdiction to sanction the Restructuring Plan; (c) any issues relevant to the conditions to be satisfied pursuant to section 901A of the Companies Act; and (d) any other issue not going to the merits or fairness of the Restructuring Plan, but which might lead the court to refuse to sanction the Restructuring Plan (“Creditor Issues”), they should normally be raised at the Convening Hearing.

16.3	If not, although Plan Participants (or the holders of interests in the Existing Ordinary Shares and ADR Holders) will still be able to appear and raise objections at the Sanction Hearing, the Court would expect them to show good cause why they did not raise these issues at the earlier Convening Hearing. In order to avoid unnecessary expense and delay, Plan Participants (or the holders of interests in the Existing Ordinary Shares and ADR Holders) are strongly encouraged to raise any potential issues at an early stage.

16.4	Any Plan Participants (or the holders of interests in the Existing Ordinary Shares and ADR Holders) who wishes to raise a Creditor Issue at the Convening Hearing should provide details of any such issue to the Plan Company in writing by no later than five Business Days prior to the Convening Hearing.

16.5	Plan Participants should take their own legal advice if they have any concerns. The Explanatory Statement will be circulated to Plan Participants on or around the date of the Convening Hearing and will include further details on the Restructuring Plan.

16.6	Assuming that the convening of the Plan Meetings is approved at the Convening Hearing, Plan Participants will still have an opportunity to raise any issues as to class composition and/or otherwise object to the Restructuring Plan at the Sanction Hearing. Details of the Sanction Hearing will be confirmed in due course and the details will also be posted on the Plan Website.

17	NEXT STEPS

17.1	The Plan Documents will be provided to the Court in advance of the Convening Hearing.

17.2	Assuming the Court directs the Plan Company to convene the Plan Meetings to vote on the Restructuring Plan, the Plan Company will notify the Plan Participants in accordance with the directions of the Court of the time, date and venue of the Plan Meetings, set out how the Plan Participants may vote at the meeting and provide further details of the terms of the Restructuring Plan. The Plan Documents will be posted on the Plan Website as soon as possible after the Convening Hearing.

17.3	Any further updates on the Restructuring Plan and the Court hearing dates will be posted on the Plan Website.

18	FURTHER ENQUIRIES AND NOTICE DETAILS

18.1	Please send any queries relating to the Plan Website via e-mail to the Information Agent at argo@is.kroll.com for the attention of “the Argo Deal team”.

18.2	Please send any responses to this Letter to the Plan Company’s Solicitors via e-mail to argo@fladgate.com

18.3	If the Shareholders or the Noteholders have any questions in relation to this Letter or the Restructuring Plan, please contact the Retail Advocate via email jy@abadvocate.co.uk for the attention of Jon Yorke.

18.4	If any material amendments or modifications are made to the Plan Documents then details will be posted on the Plan Website and notified to Plan Participants by email. If any date referred to in this Letter changes, the details will also be posted on the Plan Website.

18.5	For all the reasons outlined above, the Board considers the Restructuring Plan to be in the best interests of the Plan Company and of the Plan Participants and recommends that the Plan Participants vote in favour of the Restructuring Plan at the Plan Meetings.

Yours faithfully,

/s/ Justin Nolan
Justin Nolan

For and on behalf of the board of directors of Argo Blockchain PLC

Schedule 1: Definitions and Interpretation

In this Letter, the following definitions apply:

ADR	means an American Depositary Receipt issued by the Depositary

ADR Holders	means the holders of ADRs issued in respect of an ADS evidencing an Existing Ordinary Share

ADS	means an American Depositary Share, each of which represents ten Ordinary Shares in the Plan Company and is evidenced by an ADR

Alternative 1	has the meaning given to it in paragraph 11.4.1

Alternative 2	has the meaning given to it in paragraph 11.4.2

Alternative 3	has the meaning given to it in paragraph 11.4.3

Argo Holdings	Argo Holdings US Inc., a Delaware company incorporated on 22 November 2022.

Argo Innovation	Argo Innovation Labs Inc., a British Columbia, Canada corporation

Argo Operating US	means the company described in paragraph 5.6

Argo Quebec	means the company described in in paragraph 5.5

Board	means the board of directors of the Plan Company

BMO	means the Bank of Montreal

Business Day	means any day other than Saturday, Sunday or an English public or bank holiday

Cash Flow Forecast	means the cash flow forecast produced by the Plan Company

Claim	means any and all actions, Proceedings, claims, damages, counterclaims, complaints, liabilities, liens, rights, demands and set-offs, whether present or future, prospective or contingent, whether in this jurisdiction or any other or under any law, of whatsoever nature and howsoever arising, whether in law or in equity, in contract, statute or in tort or any other manner whatsoever, breaches of statutory duty, for contribution, or for interest and/or costs and/or disbursements, whether or not for a fixed or unliquidated amount, whether filed or unfiled, whether asserted or unasserted, whether or not presently known to the parties or to the law, in each case that it ever had, may have or hereafter can, shall or may have

Clearing System	means DTC, Euroclear, Clearstream and/or CREST (as appropriate)

Companies Act	means the Companies Act 2006 (UK)

Compromised Noteholder Equity	means the amount of New Ordinary Shares to be allotted to the Noteholders (held via ADSs) as consideration for a compromise of their claims under the Senior Unsecured Notes

Compromised Secured Lender Equity	means the amount of New Ordinary Shares to be allotted to the Secured Lender (held via ADSs) as consideration for a compromise of the Growler Facility

Convening Hearing	means the hearing of the Part 26A application before the Court to consider whether to convene meetings of Plan Participants to vote on the Restructuring Plan, currently listed for hearing on 5 November 2025 at the Business and Property Courts of the High Court of Justice. The time of the hearing will be confirmed to Plan Participants on the Plan Website

Court	means the Business and Property Courts of the High Court of Justice, 7 Rolls Building, Fetter Lane, London EC4A 1NL.

Creditor Issues	means the issues described in paragraph 16.2

Critical Unsecured Creditors	means any person to whom the Plan Company owes a Liability but who is considered critical to the business of the Plan Company and/or the Group

Depositary	JP Morgan Chase Bank NA

Desjardins	means Caisse Desjardins de Sainte-Foy

Desjardins Facility	means the amended and restated financing offer dated 3 May 2021 by and between Desjardins and Argo Innovation.

Effective Date	means 8 December 2025, subject to the Restructuring Plan being sanctioned by the Court and the conditions precedent to the Restructuring Plan having been satisfied or waived

English Debenture	has the meaning given to it in paragraph 5.20.1

Estimated Outcome Statement	means the statement being prepared by Kroll for the purposes of estimating Plan Participant returns

Estimated Return	means the amount that the Estimated Outcome Statement illustrates the relevant Plan Participant would receive in the Relevant Alternative

Existing Group Structure Chart	means the group structure chart of the Plan Company as shown in Schedule 2

Existing Ordinary Shares	means the 721,441,880 issued Ordinary Shares

Explanatory Statement	means the Explanatory Statement provided in relation to the Restructuring Plan under section 901D of the Companies Act, explaining the effect of the compromise or arrangement

Group	means the Plan Company, Argo Holdings, Argo Innovation, Argo Quebec and Argo Operating US

Growler	means the Secured Lender

Growler Exit Capital	means the sum of up to US$3,500,000 of new money to be provided to the Group by the Secured Lender (and potentially other third- party investors to be identified by Growler) as equity that is conditional upon the terms of the Restructuring Plan being implemented

Growler Facility	means multi-draw term loan in the aggregate maximum amount of US$7,500,000 between the Secured Lender, the Plan Company and the Guarantor Subsidiaries, secured by the Growler Security

Growler Mining Assets	means the cryptocurrency mining assets owned by Growler USCo

Growler Security	means the English Debenture, the US Security Agreement, the Share Pledge, the Canadian Security Agreement and the Canadian Movable Hypothec

Growler USCo	means a company to be incorporated on or around the date of the Convening Hearing as a wholly owned subsidiary of Growler that will own the legal and beneficial right, title and interest in the Growler Mining Assets

Guarantor Subsidiaries	means each of Argo Innovation, Argo Quebec, Argo Holdings and Argo Operating US

HMRC	means His Majesty’s Revenue and Customs

Indemnity and Support Agreement	means the indemnity and support agreement dated 4 March 2025 by and between BMO, Argo Innovation and Argo Operating US

Information Agent	means Kroll Issuer Services Limited

Kroll Advisory	means Kroll Advisory Limited

Letter	means this practice statement letter

Liability	means any debt, action, obligation, claim, penalty, or any other liability whatsoever (being a liability to pay, refund or otherwise discharge in money or money’s worth) and whether it is present or future, certain or contingent, whether known or unknown, whether its amount is fixed or liquidated or is capable of being ascertained by fixed rules or as a matter of opinion, including any liability under any enactment (in England and Wales or in any other jurisdiction) and any liability in contract, tort or bailment or arising out of an obligation to make restitution or in any other manner whatsoever. For the avoidance of doubt, where any contract is void or, being voidable, has been duly avoided, no obligation or liability shall arise in respect of such contract and to the extent that it does, it shall constitute a Liability for the purposes of this definition

London Stock Exchange	means London Stock Exchange PLC

NASDAQ Compliance Deadline	has the meaning given to it in paragraph 6.31

NASDAQ Stock Market	means NASDAQ Stock Market LLC

Noteholder	the creditors in respect of the Senior Unsecured Notes or those persons being the beneficial owners of the Senior Unsecured Notes who is the owner of the ultimate economic interest in the Senior Unsecured Notes and who are contingent creditors in respect of those Notes

Note Indenture	has the meaning given to it in paragraph 5.28

New Ordinary Shares	means the new Ordinary Shares to be issued and allotted shortly after the Sanction Hearing

Ordinary Share	means an ordinary share of £0.001 each of the Plan Company

Panel	has the meaning given to it in paragraph 6.30

Plan Claim	means the Claims of the Plan Participants, a summary of such Claims being described in paragraph 7.1

Plan Company	means Argo Blockchain PLC with company number 11097258 whose registered office is at Eastcastle House, 27-28 Eastcastle Street, London, United Kingdom, W1W 8DH

Plan Company’s Solicitors	means Fladgate LLP with company number OC334334 whose registered office is at 16 Great Queen Street, London, WC2B 5DG (Reference: JPW/33166.0027).

Plan Creditors	means the Noteholders and the Secured Lender

Plan Documents	means this Letter, the Explanatory Statement (which will append the Restructuring Plan and the Plan Meeting Notice) and other relevant documentation in relation to the Restructuring Plan

Plan Meeting	means the meeting of Plan Participants to be convened on or around 28 November 2025 as ordered at the Convening Hearing

Plan Meeting Notice	means the notices included in the Explanatory Statement giving notice of the Plan Meetings

Plan Members	means the Shareholders

Plan Participants	means

a)	the Shareholders;

b)	the Noteholders; and

c)	the Secured Lender

Plan Website	means the portal set up for the purposes of the Restructuring Plan by the Information Agent at https://deals.is.kroll.com/argo

Potential BMO Liability	has the meaning given to it in paragraph 8.11

Potential CRA Liability	has the meaning given to it in paragraph 8.6

Power Contract	means

a)	the Hosting Agreement dated 24 January 2025 between Argo Operating US LLC and 4545 Mendenhall LLC (Merkle)

b)	Hosting Agreement dated 19 March 2025 between Argo Operating US LLC and Cascade Digital Mining, LLC (Merkle)

Practice Statement	means the Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) dated 26 June 2020

Proceedings	means any process, suit, action, legal or other proceeding including without limitation any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, execution, distraint, restraint, forfeiture, irritancy, re-entry, seizure, lien or enforcement of judgement

Record Time	means the date and time by which the Plan Participants’ entitlements to vote in the Restructuring Plan shall be assessed, anticipated to be 12 November 2025, being a date after the Convening Hearing and which will be set out fully in the Explanatory Statement.

Registrar of Companies	means the registrar of companies for England and Wales as described in section 1060 of the Companies Act.

Relevant Alternative	means the scenario described in paragraph 11.2

Restructuring	means the financial restructuring of the Group which is proposed pursuant to the Restructuring Plan

Restructuring Plan	means a restructuring plan proposed by the Plan Company under Part 26A of the Companies Act to compromise claims of Plan Participants as described in paragraph 1.1

Restructuring Support Agreement	means restructuring plan support agreement entered into on 30 June 2025 as amended and restated on 9 September 2025

Retail Advocate	means Jon Yorke, experience and CV being appended at Schedule 5

Retail Holders	has the meaning given to it in paragraph 4.10

Rule 9 Mandatory Offer	has the meaning given to it in paragraph 6.34

Rule 9 Waiver	has the meaning given to it in paragraph 6.35

Sanction Hearing	means the hearing of the Court to consider the sanctioning of the Restructuring Plan under section 901F of the Companies Act

Sanction Order	means the order of the Court sanctioning the Restructuring Plan

Secured Lender	means Growler Mining Tuscaloosa, LLC, an Alabama limited liability company

Senior Unsecured Notes	means the loan notes with international security identification number (ISIN) US0401262037 (CUSIP: 040126104) being the USD 40,000,000 8.75 per cent. senior notes due on 30 November 2026

Shareholders	means the registered holders of Existing Ordinary Shares as at the Record Time

Share Pledge	has the meaning given to it paragraph 5.20.3

Takeover Code	means the UK City Code on Takeovers and Mergers published by the Takeover Panel (as amended from time to time).

Takeover Panel	means the UK Panel on Takeover and Mergers

US Loan and Security Agreement	has the meaning given to it paragraph 5.20.2

Voting Deadline	means 5:00pm on 26 November 2025, or, if the date of the Plan Meetings changes, 5:00pm (London time) on the date which is two Business Days before the Plan Meetings.

Schedule 2: Existing Group Structure Chart

Schedule 3: Post-Restructuring Group Structure Chart

Schedule 4: Plan Website

An electronic copy of this Letter shall also be made available to all Plan Participants on the Plan Website.

Plan Participants may view and download documents relating to the Restructuring Plan from the Plan Website: https://deals.is.kroll.com/argo.

Login details for the Plan Website will be provided separately by the Information Agent.

For any questions regarding access to the Plan Website, please contact the Information Agent using the details set out in paragraph 18.

Copies of the Restructuring Plan documentation will be available to be downloaded from the Plan Website. If a Plan Participant encounters any technical difficulties in accessing any Restructuring Plan documentation via the Plan Website or has questions of a general nature regarding the Restructuring Plan, please contact the Information Agent using the details set out in paragraph 18.

Schedule 5 – Jon Yorke CV

JONATHAN YORKE

QUALIFICATIONS:

- LLB(Hons) University of Essex 1983
- Solicitor 1986

EXPERIENCE:

After qualifying as a solicitor I specialised in insolvency and restructuring work. I was involved in a number of the larger insolvencies that occurred during the recession of the early nineties. I became an equity partner in Richards Butler (now Reed Smith) in May 1992. I then became head of finance at the firm and served on the board and the remuneration committee. In 1997 I started to specialise in financial services related insolvency. Firstly, advising in relation to the insolvency of North Atlantic Insurance Company. In the following year I advised the administrators of Black Sea and Baltic Insurance Company. I have continued to specialise in financial services matters since then.

I have advised on many solvent schemes of arrangement for insurance companies including the largest by value and on the only solvent and insolvent schemes for insurance brokers. On the Minster Scheme I acted as chairman of the creditor meetings acting alongside the independent vote assessor.

In 2006 I left Richards Butler due to a significant conflict that arose on the then proposed merger with Reed Smith. I joined Barlow Lyde and Gilbert as head of Insolvency and served on that firm's board and on the remuneration committee. I joined Edwards Wildman in 2011 the London office of that firm was taken over by Cooley in 2015 and I retired from that firm in December 2018. In January 2019 I joined McCarthy Denning. I acted as a non-executive director of Lehman Brothers International Europe between April 2020 and October 2025. In 2021 I acted as customer advocate in relation to the Provident SPV and, in 2022, the All Scheme (Amigo) schemes of arrangement. In 2023 I acted as customer advocate on the Morses Club and Everyday Lending schemes. In 2025 I acted as Retail Investor Advocate on the Petrofac restructuring plan. I am currently acting as Retail Advocate on a proposed restructuring plan for Fossil (UK) Global Services Limited.